UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )*

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.
                                (Name of Issuer)

                          Common Stock, $.25 per share
                         (Title of Class of Securities)

                                   384632100
                                 (CUSIP Number)

                                Thomas J. Tisch
                         667 Madison Avenue, 7th Floor
                               New York, NY 10021
                                 (212) 545-2927
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 8, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the statement |_| . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 384632100                                 Page 2 of     9     Pages
                                                              ---------


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FOUR PARTNERS

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                       (b)  |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                691,800

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           691,800
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         691,800

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.9%

14       TYPE OF REPORTING PERSON*

         PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 384632100                  13D                      Page 3 of 9 Pages


Item 1.  Security and Issuer

         The title of the class of equity securities to which this Statement relates is the Common Stock, $.025 par value per share (the "Common Stock"), of Graham-Field Health Products, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 400 Rabro Drive East, Hauppauge, New York 11788. This Amendment No. 1 amends and restates the Schedule 13D dated August 12, 1993 of Four Partners, a New York general partnership ("FP").

Item 2.  Identity and Background

         The principal business of FP is investments. The address of the principal business and the principal office of FP is c/o Thomas J. Tisch, 667 Madison Avenue, New York, New York 10021. The sole partners of FP are Andrew H. Tisch 1991 Trust, for which Andrew H. Tisch is the managing trustee, Daniel R. Tisch 1991 Trust, for which Daniel R. Tisch is the managing trustee, James S. Tisch 1991 Trust, for which James S. Tisch is the managing trustee, and Thomas
J. Tisch 1991 Trust, for which Thomas J. Tisch is the managing  trustee.  Thomas
J. Tisch has been appointed the Manager of FP.

         Set forth below is certain information with respect to Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch (the "Messrs. Tisch"), who are the respective managing trustees of the four partners of FP:

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CUSIP NO. 384632100                  13D                      Page 4 of 9 Pages


Name               Business Address           Occupation

Andrew H. Tisch    667 Madison Avenue         Member, Management
                   New York, NY  10021        Committee, Loews
                                              Corporation (a public
                                              company primarily
                                              engaged in insurance
                                              and tobacco)

Daniel R. Tisch    c/o Mentor Partners, L.P.  General Partner,
                   499 Park Avenue            Mentor Partners,
                   New York, NY  10022        L.P.(a partnership
                                              engaged in investment
                                              activities)

James S. Tisch     667 Madison Avenue         President and Chief
                   New York, NY  10021        Operating Officer, Loews
                                              Corporation (a public
                                              company primarily
                                              engaged in insurance
                                              and tobacco)

Thomas J. Tisch    667 Madison Avenue         Managing Partner of
                   New York, NY  10021        FLF Associates and
                                              Manager of FP (partnerships
                                              engaged in investment activities)

         The Messrs. Tisch are brothers and are United States citizens.

         During the last five years, none of the persons or the entities named in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the persons or the entities named in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

CUSIP NO. 384632100                  13D                      Page 5 of 9 Pages

mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         All funds used to purchase the shares of Common Stock reported in Item 5 below were provided from FP's working capital. Since October 14, 1992, FP has purchased a total of 1,240,800 shares of Common Stock. The aggregate purchase price of such securities was approximately $5,917,841.50. During the same time period, FP has sold a total of 98,000 shares of Common Stock in addition to the sales reported in Item 6 below.

Item 4.  Purpose of Transaction

         The shares of Common stock purchased by FP were purchased solely for investment. FP expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease such investment position.

         FP does not have any intention of seeking control of the Issuer, nor does it have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities

CUSIP NO. 384632100                  13D                      Page 6 of 9 Pages

including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in the Securities of the Issuer.

         (a) Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each person or entity listed in Item 2 above, together with the percentage of outstanding shares of Common stock which is beneficially owned by each such person or entity.

Name of                       Amount and Nature of         % of Class
Beneficial Owner              Beneficial Ownership         Outstanding (1)

Four Partners                       691,800                      4.9%

Andrew H. Tisch
1991 Trust                                0 (2)                    0

Daniel R. Tisch
1991 Trust                                0 (2)                    0

James S. Tisch
1991 Trust                                0 (2)                    0

Thomas J. Tisch
1991 Trust                                0 (2)                    0
                                    --------                     ---
Total                               691,800                      4.9%


(1) According to the Issuer's Form 10-Q for the quarter ended September 30, 1995, there were 14,082,130 shares of Common Stock outstanding as of November 10, 1995.

(2) Does not include shares owned by FP. Other than the shares of Common Stock beneficially owned by FP, none of the Messrs. Tisch beneficially owns any shares of Common
         Stock.

CUSIP NO. 384632100                  13D                      Page 7 of 9 Pages

         (b) With respect to the persons and entities named in response to paragraph (a) above:

         (i) FP has directly the sole power to vote or direct the vote and dispose or direct the disposition of 691,800 shares of Common Stock; and

         (ii) By virtue of their status as managing trustees of the trusts which are the general partners of FP, the Messrs. Tisch may be deemed to have indirectly shared power to vote or direct the vote and dispose or direct the disposition of the 691,800 shares of Common Stock held by FP.

         (c) The following transactions were effected by FP during the sixty days preceding the date hereof. None of the persons or entities named in Item 2 above effected any other transactions in the Common Stock during the 60 days preceding the date hereof.

Transaction       Date      Security           No.     Price/Share   Market
-----------       ----      --------           ---     -----------   ------
   Sale          3/4/96      Common          14,500      4.500        NYSE
   Sale          3/5/96      Common          33,500      4.534        NYSE
   Sale          3/6/96      Common          45,500      4.572        NYSE
   Sale          3/7/96      Common         225,000      4.806        NYSE
   Sale          3/8/96      Common           4,500      4.625        NYSE
   Sale          3/8/96      Common          33,000      4.500        NYSE
   Sale          3/8/96      Common          25,000      4.375        NYSE
   Sale          3/8/96      Common          10,000      4.250        NYSE
   Sale          3/8/96      Common          60,000      4.125        NYSE

CUSIP NO. 384632100                  13D                      Page 8 of 9 Pages


         (d) No person other than FP and the Messrs. Tisch has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Commons Stock beneficially owned by FP.

         (e) As a result of the transactions reported in Item 6(c) above, FP ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock on March 8, 1996.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to Securities of the Issuer.

         None of the persons or entities named in Item 2 above has any express contracts, arrangements or understandings with any of the other persons or entities named in Item 2 above with respect to the securities of the Issuer. Except as set forth in this Schedule 13D, none of the persons or entities named in Item 2 above has any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer, and none of the persons or entities named in Item 2 above has any contracts, arrangements, understandings or relationships with the Issuer.

Item 7.  Material to be Filed as Exhibits

         None.

CUSIP NO. 384632100                  13D                      Page 9 of 9 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in the statement is true, complete and correct.

March 14, 1996                                       FOUR PARTNERS



                                                     By s/Thomas J. Tisch
                                                       Thomas J. Tisch
                                                       Manager of Four Partners